                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                            LifeCell Corporation
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                 531927101
                               (CUSIP Number)

                             Andrew M. Hutcher
                           CS First Boston, Inc.
                             Park Avenue Plaza
                            55 East 52nd Street
                            New York, NY  10055
                               (212) 909-2000
(Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                June 10, 1996

                (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746(12-91)

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                                SCHEDULE 13D
CUSIP No. 531927101


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CS First Boston, Inc.  IRS ID #13-2853402


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                  (b) [x]


   3    SEC USE ONLY



   4    SOURCE OF FUNDS*

        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [ ]



   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                7  SOLE VOTING POWER

                   NONE
   NUMBER OF
    SHARES      8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY        NONE
     EACH
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          160,412 shares

               10  SHARED DISPOSITIVE POWER

                   NONE

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        160,412 shares

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                 [ ]


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.643%
  14    TYPE OF REPORTING PERSON

        HC

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.       Security and Issuer

This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Common Stock, par value $0.001 per share (the "Shares"), of Lifecell Corporation, a Delaware corporation (the "Issuer" or "LifeCell"). The Issuer's principal executive offices are located at 3606 Research Forest Drive, The Woodlands, Texas 77381.

Item 2.       Identity and Background

This Amendment is being filed by CS First Boston, Inc., a Delaware corporation ("CSFBI"), as an amendment to and restatement of the Schedule 13D filed by CSFBI on May 19, 1994, with respect to Shares held directly by 1985 MIP Liquidating Trust (the "Trust"), successor to 1985 Merchant Investment Partnership, a New York limited partnership ("1985 MIP"). Merchant GP, Inc., a wholly-owned subsidiary of CSFBI ("Merchant GP") and formerly the sole General Partner of 1985 MIP, is currently the sole Trustee of the Trust.

CSFBI is a holding company whose subsidiaries are principally engaged in the business of investment banking, broker-dealer and asset management activities. The principal office and business address for CSFBI, Merchant GP and the Trust is Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055. CSFBI, Merchant GP and the Trust are referred to herein collectively as the "CS First Boston Entities".

All of the outstanding voting common stock of CSFBI and approximately 69% of the outstanding non-voting common stock of CSFBI are owned by CS Holding, a Swiss corporation having its registered offices at Nueschelerstrasse 1, CH-8021 Zurich, Switzerland. The principal business of CS Holding is acting as a holding company for a group of companies in the financial services and energy business offering a comprehensive range of products. Through its ownership of common stock of CSFBI, CS Holding, for purposes of the federal securities laws, may be deemed to ultimately control CSFBI. CS Holding, its executive officers and directors and its direct and indirect subsidiaries, in addition to the CS First Boston Entities, may beneficially own Shares of the Issuer and such Shares are not reported in this Statement. CS Holding disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the CS First Boston Entities. CSFBI hereby undertakes to amend this Statement, if necessary, to include the information required by Items 3 through 6 of Schedule 13D with respect to any Shares that may be beneficially owned by the executive officers or directors of CS Holding.

The name, citizenship, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of CSFBI, Merchant GP and CS Holding are set forth on Schedule I hereto, which Schedule is hereby incorporated herein by reference in its entirety. The Trust has no executive officers or directors.

None of the CS First Boston Entities and, to the knowledge of CSFBI, neither CS Holding nor any of the executive officers and directors listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.     Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.     Purpose of Transaction

On March 11, 1994, CSFBI acquired 128,705 Shares of LifeCell pursuant to an arbitration award.

Pursuant to an Agreement of Trust, dated December 22, 1995 (the "Agreement of Trust"), between 1985 MIP and Merchant GP, the Trust was established for the sole purpose of liquidating the assets of 1985 MIP, including the Shares held by it, and distributing the proceeds therefrom in accordance with the terms of the Agreement of Trust. Pursuant to the Agreement of Trust, 1985 MIP appointed Merchant GP as sole trustee of the Trust and conveyed the Shares held by 1985 MIP to the Trust.

The CS First Boston Entities do not currently have any plans or proposals which would relate to or result in any of the transactions set forth in paragraphs (a) through (j) of Item 4 to Schedule 13D, although they may in the future engage in some or all of the transactions therein described.

The CS First Boston Entities may engage in further purchases of Shares from time to time and may sell Shares at any time and from time to time.

The foregoing summary of the Agreement of Trust is qualified in its entirety by the Agreement of Trust, which is filed as an exhibit hereto and incorporated by reference into this Item 4.

Item 5.     Interest in Securities of the Issuer

As of July 12, 1996:

      (a) CSFBI may be deemed to beneficially own 160,412 Shares, which constitutes approximately 3.643% of the outstanding Shares. CSFBI may be deemed to have sole dispositive power with respect to 160,412 Shares; has shared dispositive power with respect to none of the Shares and has sole or shared voting power with respect to none of the Shares.

      (b) Merchant GP beneficially owns 160,412 Shares, which constitutes approximately 3.643% of the outstanding Shares. Pursuant to an Asset Management Agreement, dated as of March 6, 1991, among Merchant GP, CSFBI, The Clipper Group, L.P. ("Clipper") and other parties thereto, including all amendments thereto, Clipper has sole voting power with respect to 160,412 of the Shares; and has shared voting power with respect to none of the Shares. Merchant GP has sole dispositive power with respect to 160,412 of the Shares; and has shared dispositive power with respect to none of the Shares. The terms of the Agreement were confirmed by a Letter Agreement, dated December 20, 1995, between Merchant GP and Clipper.

      (c) On June 10, 1996, the CS First Boston Entities ceased to beneficially own 5% of the outstanding Shares.

      (d) Other than the transactions set forth in Schedule 2 hereto, there has been no transactions in the Shares by the CS First Boston Entities during the past 60 days. To the best knowledge of CSFBI, none of the executive officers and directors listed in

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Parts A through C of Schedule I hereto has effected any transactions in the
Shares in the past 60 days.

Item 6.     Contracts, Arrangements, Understanding or
            Relationships with Respect to Securities of the Issuer.

             The Agreement of Trust is filed as an exhibit hereto and incorporated into this Item 6 by reference. See Item 4.

Item 7.     Material to be Filed As Exhibits

      1.     The Agreement of Trust.

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                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Dated:  July 12, 1996


                                              CS FIRST BOSTON, INC.


                                              By /s/ Agnes F. Reicke
                                              Name: Agnes F. Reicke
                                              Title: Deputy General Counsel,
                                                     Director and Secretary







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                                 SCHEDULE I

              CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF CS FIRST BOSTON, INC;
                      MERCHANT GP, INC. AND CS HOLDING


      Except where indicated, each of the persons named below is a citizen of the United States of America. Unless otherwise indicated, for each person whose principal employment is with CSFBI or Merchant GP, the principal business and address of such person's employer is described under
Item 2 above. Unless otherwise indicated, for each person whose principal employment is with CS First Boston Corporation ("CSFBC"), the principal business of such person's employer consists of investment banking and broker-dealer activities and the address of such person's employer is Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055. None of the persons named in Parts A through C below is a record owner of any Shares.


                                           Principal Occupation or
                                           Employment; Business
                                           Address;
                                           and Principal Business of
Name                                       Employer
- --------------------------------           --------------------------
A.   CS First Boston, Inc.
     ---------------------

Directors
Rainer E. Gut                              Chairman of the Board
Chairman                                   Credit Suisse
(Citizen of Switzerland)                   Paradeplatz 8
                                           CH - 8021 Zurich,
                                           Switzerland
                                           (Swiss Bank)

John M. Hennessy                           CEO, Director and Chairman
                                           of the
                                           Executive Board of CSFBI
Aziz D. Syriani                            President
(Citizen of Canada)                        Olayan Investments Company
                                           Establishment
                                           The Olayan Group
                                           206 Syngrou Avenue
                                           Kallithea,
                                           Athens, 17610
                                           Greece

Robert G. Schwartz                         Director
                                           Metropolitan Life Insurance
                                           Company
                                           200 Park Avenue, Suite 5700
                                           New York, NY  10166
Josef Ackermann                            ____
(Citizen of Switzerland)

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Dr. Hugo von der Crone                     Retired
(Citizen of Switzerland)                   c/o Credit Suisse
                                           Filiale Werdmuehleplatz
                                           Uranianstrasse 4
                                           CH - 8001 Zurich,
                                           Switzerland


Robert L. Genillard                        Chairman of the Board
(Citizen of Switzerland)                   Clariden Bank
                                           One Quai du Mont-Blanc
                                           1211 Geneva, Switzerland

Peter Kuepfer                              President of the Executive
(Citizen of Switzerland)                   Board
                                           Bank Leu, Ltd.
                                           Bahnhofstrasse 32
                                           CH - 8022 Zurich,
                                           Switzerland

Frank G. Zarb                              Chairman, Chief Executive
                                           Officer and President
                                           Alexander & Alexander
                                           Services Inc.
                                           1185 Avenue of the Americas
                                           New York, NY  10036

Executive Board
- ---------------

John M. Hennessy                           CEO, Director and Chairman
(Chairman)                                 of the Executive Board, of
                                           CSFBI

Allen D. Wheat                             President, Chief Operating
                                           Officer and
                                           Chairman of the Operating
                                           Committee, of CSFBI

Brady W. Dougan                            Managing Director-Equities,
                                           of CSFBC

Marc Hotimsky                              Managing Director-Fixed
                                           Income and Foreign Exchange,
                                           of CSFBC

David C. Mulford                           Vice Chairman, Investment
                                           Banking, of CSFBI

Richard E. Thornburgh                      Chief Financial and
                                           Administrative Officer, of
                                           CSFBI

Charles G. Ward, III                       Managing Director-Investment
                                           Banking, of CSFBC

Operating Committee
- -------------------

Allen D. Wheat                             President, Chief Operating
(Chairman)                                 Officer and
                                           Chairman of the Operating
                                           Committee, of CSFBI

Brady W. Dougan                            Managing Director-Equities,
                                           of CSFBC

Christopher A. Goekjian                    Managing Director of CSFBC
                                           1 Cabot Square
                                           London, England
                                           E14, 4QJ

Charles G. Ward III                        Managing Director-Investment
                                           Banking, of CSFBC

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Christopher Carter                         Managing Director-Equities,
                                           of CSFBC 1 Cabot Square
                                           London, England
                                           E14, 4QJ


Brian D. Finn                              Managing Director-Mergers
                                           and Acquisitions, of CSFBC

Craig Foster                               Managing Director-Fixed
                                           Income, of CSFBC

John S. Harrison                           Managing Director, of CSFBC

Marc Hotimsky                              Managing Director-Fixed
                                           Income and Foreign Exchange,
                                           of CSFBC

Ian Molsen                                 Managing Director, of CSFBC

Mark R. Patterson                          Managing Director-Leveraged
                                           Finance, of CSFBC

Richard E. Thornburgh                      Chief Financial and
                                           Administrative Officer, of
                                           CSFBI
Executive Officers

John M. Hennessy                           CEO, Director and Chairman
(CEO)                                      of the Executive Board, of CSFBI

Allen D. Wheat                             President, Chief Operating
(President and Chief                       Officer and Chairman of
Operating Officer)                         the Operating Committee, of CSFBI

David C. Mulford                           Vice Chairman, Investment
(Vice Chairman,                            Banking, of CSFBI
Investment Banking)

Charles G. Ward, III                       Managing Director,
(Managing Director,                        Investment Banking, of CSFBC
Investment Banking)

Richard E. Thornburgh                      Chief Administrative and
(Chief Administrative and                  Financial Officer, of CSFBI
Financial Officer)

Anthony J. Cetta                           Managing Director-Senior
(Managing Director-Senior                  Advisor and Tax Director, of
Advisor and Director of Taxes)             CSFBI

Thomas J. Carroll                          Managing Director and Chief
(Managing Director and                     Auditor, of CSFBI
Chief Auditor)

William P. Bowden, Jr.                     Managing Director and
(Managing Director and                     General
General Counsel)                           Counsel, of CSFBI

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Maynard J. Toll, Jr.                       Managing Director-Senior
(Managing Director-                        Advisor and Communications
Senior Advisor and                         Officer, of CSFBI
Communications Officer)

Carlos Onis                                Managing Director and
(Managing Director and Controller)         Controller, of CSFBI
Lewis H. Wirshba                           Managing Director and
(Managing Director and Treasurer)          Treasurer, of CSFBI

Agnes F. Reicke                            Deputy General Counsel,
(Deputy General Counsel,                   Director and Secretary, of
Director and Secretary)                    CSFBI

Lori M. Russo                              Vice President and Assistant
(Vice President and                        Secretary, of CSFBI
Assistant Secretary)


B.   Merchant GP, Inc.
     -----------------

Directors
- ---------

John M. Hennessy                           CEO, Director and Chairman
(President and Chairman)                   of the Executive Board, of
                                           CSFBI

Allen D. Wheat                             President, Chief Operating
(Director)                                 Officer and Chairman of the
                                           Operating Committee, of
                                           CSFBI
Richard E. Thornburgh                      Chief Administrative and
(Vice President)                           Financial Officer, of CSFBI

David A. DeNunzio                          Managing Director, of CSFBC
(Vice President)

John S. Harrison                           Managing Director, of CSFBC
(Vice President)

Mark R. Patterson                          Managing Director-Leveraged
(Vice President)                           Finance, of CSFBC

Charles G. Ward, III                       Managing Director,
(Vice President)                           Investment Banking, of CSFBC

Officers
- --------

John M. Hennessy                           CEO, Director and Chairman
(President and Chairman)                   of the Executive Board, of
                                           CSFBI

Richard E. Thornburgh                      Chief Administrative and
(Vice President)                           Financial Officer, of CSFBI

David A. DeNunzio                          Managing Director, of CSFBC
(Vice President)

John S. Harrison                           Managing Director, of CSFBC
(Vice President)

Mark R. Patterson                          Managing Director-Leveraged
(Vice President)                           Finance, of CSFBC

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Charles G. Ward, III                       Managing Director,
(Vice President)                           Investment Banking, of CSFBC

Agnes F. Reicke                            Deputy General Counsel,
(Vice President and                        Director and Secretary, of
Secretary)                                 CSFBI

Lori M. Russo                              Vice President and Assistant
(Assistant Secretary)                      Secretary, of CSFBI

Linda H. Hanauer                           Director and Assistant
(Vice President and Treasurer)             Treasurer, of CSFBC

Carlos Onis                                Managing Director and
(Vice President and Controller)            Controller, of CSFBI

Nancy G. Farese                            Vice President, of CSFBC
(Vice President)

Barbara Wentworth                          Vice President, of CSFBC
(Vice President and Assistant Controller)

Thomas Zingalli                            Vice President, of CSFBC
(Vice President and Assistant Controller)

Kenneth J. Lohsen                          Director-Tax Department, of
(Vice President and Director of Taxes)     CSFBC


C.   CS Holding
     ----------

Directors
- ---------

Rainer E. Gut                              Chairman of the Board
Chairman                                   Credit Suisse
(Citizen of Switzerland)                   Paradeplatz 8,
                                           CH - 8021 Zurich,
                                           Switzerland
                                           (Swiss Bank)

Helmut O. Maucher                          Chairman of the Board and
(Citizen of Germany)                       CEO
                                           Nestle Ltd.
                                           1800 Vevey, Switzerland

Dr. Ulrich Albers                          Partner
(Citizen of Switzerland)                   Albers & Co.
                                           CH - 8022 Zurich,
                                           Switzerland
                                           (Textile products)

Dr. Thomas W. Bechtler                     Vice Chairman and CEO
(Citizen of Switzerland)                   Hesta AG
                                           P.O. Box 1910
                                           CH-5700 Kusnacht
                                           Switzerland

Ulrich Bremi                               Chairman
(Citizen of Switzerland)                   Swiss Reinsurance Company
                                           Mythenqual 50/60
                                           CH - 8022 Zurich,
                                           Switzerland

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Jean-Daniel Cornaz                         Chairman of the Board and
(Citizen of Switzerland)                   CEO
                                           Vetropack Holding Ltd.
                                           CH - 8180 Bulach,
                                           Switzerland
                                           (Glass, packaging industry)

Giafranco Cotti                            Chairman of the Board
(Citizen of Switzerland)                   Swiss Volksbank
                                           Weltpostsrasse 5
                                           CH - 3015 Berne, Switzerland

Arthur Dunkel                              Boulevard du Theatre 6-4
(Citizen of Switzerland)                   CH - 1204 Geneva,
                                           Switzerland

Robert L. Genillard                        Chairman of the Board
(Citizen of Switzerland)                   Clariden Bank
                                           One Quai du Mont-Blanc
                                           CH - 1211 Geneva,
                                           Switzerland

Dr. Adolf Gugler                           Chairman of the Board
(Citizen of Switzerland)                   Swiss Volksbank
                                           Weltpoststrasse 5
                                           CH - 3015 Berne,
                                           Switzerland

Heini Lippuner                             President and Chief
(Citizen of Switzerland)                   Operating Officer
                                           Ciba-Geigy Ltd.
                                           CH - 4002 Basle, Switzerland

Otto Loepfe                                CEO
(Citizen of Switzerland)                   Swissair Group
                                           8058 Zurich-Airport,
                                           Switzerland

Erich Mueller                              Member of the Executive
(Citizen of Switzerland)                   Board
                                           Sulzer Brothers Ltd.
                                           8401 Winterthur, Switzerland
                                           (Machinery)

Thomas Schmidheiny                         Chairman of the Board
(Citizen of Switzerland)                   Holderbank Financiere Glarus
                                           Ltd.
                                           Zurcherstrasse 170
                                           CH - 8645 Jona, Switzerland

Ernst Schneider                            Chairman of the Board
(Citizen of Switzerland)                   Bank Leu, Ltd.
                                           Baerenstrasse 8
                                           CH - 6304 Zug, Switzerland

Vreni Spoerry                              National Councillor
(Citizen of Switzerland)                   Claridenstrasse 3
                                           CH - 8810 Horgen,
                                           Switzerland

Theodor M. Tschopp                         President
(Citizen of Switzerland)                   Alusuisse-Lonza Holding Ltd.
                                           Feldeggstrasse 4
                                           CH - 8034 Zurich,
                                           Switzerland

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Executive Officers
- ------------------

Rainer E. Gut                              Chairman of the Board
(President and Chairman                    Credit Suisse
 of the Board)                             Paradeplatz 8
(Citizen of Switzerland)                   CH - 8021 Zurich,
                                           Switzerland
                                           (Swiss Bank)

Oskar K. Ronner                            President and CEO
(Member of the Executive                   Electrowatt Ltd.
Board)                                     Bellerivestrasse 36
(Citizen of Switzerland)                   CH - 8022 Zurich,
                                           Switzerland

Allen D. Wheat                             President, Chief Operating
(Member of the Executive Board)            Officer and Chairman of the
                                           Operating Committee, of
                                           CSFBI

Peter Kuepfer                              President of the Executive
(Member of the Executive Board)            Board
(Citizen of Switzerland)                   Bank Leu, Ltd.
                                           Bahnhofstrasse 32
                                           CH - 8022 Zurich,
                                           Switzerland

Phillip M. Colebatch                       Member of the Executive
Member of the Executive Board              Board
(Citizen of Australia)                     CS Holding
                                           Nueschelerstrasse 1
                                           CH - 8021 Zurich,
                                           Switzerland

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                                 SCHEDULE 2

All of the following transactions were made by the Trust in the open market for cash.


   Trade Date       Shares        Price       Transaction
   ----------       ------        -----       -----------

     3/22/96         2,000        5 1/4            Sale
     4/15/96        10,000        4 5/8            Sale

     4/17/96         5,000        4 5/8            Sale

     5/29/96         5,000        4                Sale
     5/30/96         2,000        4                Sale

      6/5/96         3,000        4                Sale
     6/10/96        15,000        4 1/4            Sale

     6/10/96        10,000        4 1/8            Sale

     6/12/96        15,000        4 3/8            Sale
     6/12/96        10,000        4 1/2            Sale

     6/13/96         5,000        4 3/8            Sale
     6/17/96         5,000        4 3/8            Sale

     6/26/96         5,000        4                Sale

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                               Exhibit Index

  Exhibit No.
   Under Reg.   Schedule 13D
 S-K, Item 601   Exhibit No.         Description

     (99.1)            1       The Agreement of Trust